================================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------
                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 4)

                         Allcity Insurance Company
--------------------------------------------------------------------------
                             (Name of Issuer)

    Common Shares, $1 par value                     016752107
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                          Stephen E. Jacobs, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                            New York, NY  10153
                              (212) 310-8000
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)


                              October 6, 1999
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

================================================================================



NY2:\867109\01\$L2D01!.DOC\76830.0146

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   LEUCADIA NATIONAL CORPORATION
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- --------------------------------------------------------------------------------------------- ---------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [X]
                                                                                                                            (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- --------------------------------------------------------------------------------------------- ---------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       NEW YORK

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,437,808
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,437,808

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,437,808

---------------------- --------------------------------------------------------------------------------------------- ---------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

---------------------- --------------------------------------------------------------------------------------------- ---------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           90.9%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------



                                       2

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   PHLCORP, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- --------------------------------------------------------------------------------------------- ---------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [X]
                                                                                                                            (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- --------------------------------------------------------------------------------------------- ---------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       PENNSYLVANIA

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,437,808
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,437,808

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,437,808

---------------------- --------------------------------------------------------------------------------------------- ---------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]
---------------------- --------------------------------------------------------------------------------------------- ---------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           90.9%
---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO
---------------------- ----------------------------------------------------------- -------------------------------------------------




                                       3

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   330 MAD. PARENT CORP.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- --------------------------------------------------------------------------------------------- ---------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [X]
                                                                                                                            (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- --------------------------------------------------------------------------------------------- ---------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       DELAWARE

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,437,808
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,437,808

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,437,808

---------------------- --------------------------------------------------------------------------------------------- ---------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]
---------------------- --------------------------------------------------------------------------------------------- ---------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           90.9%
---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO
---------------------- ----------------------------------------------------------- -------------------------------------------------




                                       4

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   BALDWIN ENTERPRISES, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- --------------------------------------------------------------------------------------------- ---------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [X]
                                                                                                                            (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      WC

---------------------- --------------------------------------------------------------------------------------------- ---------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       COLORADO

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 450,407
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            450,407

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   450,407

---------------------- --------------------------------------------------------------------------------------------- ---------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]
---------------------- --------------------------------------------------------------------------------------------- ---------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           6.4%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------




                                       5

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   BELLPET, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- --------------------------------------------------------------------------------------------- ---------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [X]
                                                                                                                            (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- --------------------------------------------------------------------------------------------- ---------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       DELAWARE

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,987,401
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,987,401

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,987,401

---------------------- --------------------------------------------------------------------------------------------- ---------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]
---------------------- --------------------------------------------------------------------------------------------- ---------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           84.6%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------





                                       6

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   EMPIRE INSURANCE COMPANY
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- --------------------------------------------------------------------------------------------- ---------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [X]
                                                                                                                            (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- --------------------------------------------------------------------------------------------- ---------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       NEW YORK

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,987,401
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,987,401

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,987,401

---------------------- --------------------------------------------------------------------------------------------- ---------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]
---------------------- --------------------------------------------------------------------------------------------- ---------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           84.6%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------


This Statement constitutes Amendment No. 4 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia") and its subsidiaries, Phlcorp, Inc. ("Phlcorp"), 330 MAD. PARENT CORP. ("330 Mad. Parent"), Baldwin Enterprises, Inc. ("BEI"), BELLPET, Inc. ("Bellpet") and Empire Insurance Company ("Empire") (collectively, the "Controlling Entities"). The Sperry & Hutchinson Company, Inc., which was formerly a subsidiary of Leucadia, is no longer a Controlling Entity.

Item 1.  Security and Issuer.
         -------------------

           This Statement relates to the common stock, par value $1.00 (the "Common Stock"), of Allcity Insurance Company (the "Company"). The address of the principal executive office of the Company is 335 Adams Street, Brooklyn, New York 11201. This Scheduled 13D is being filed by the Controlling Entities.

Item 2.  Identity and Background.
         -----------------------

           (a) - (c) Empire is a New York corporation. The address of its principal office is 335 Adams Street, Brooklyn, New York 11201. Empire's principal business is propery and casualty insurance. All of the outstanding common shares of Empire are owned indirectly by Leucadia through subsidiaries.

           Bellpet is a Delaware corporation. The address of its principal office is 529 East South Temple, Salt Lake City, Utah 84102. Bellpet is engaged in making investments for its own account. All of Bellpet's outstanding shares of common stock are owned by BEI.

           BEI is a Colorado corporation. The address of its principal office is 529 East South Temple, Salt Lake City, Utah 84102. BEI is engaged in making investments for its own account. All of BEI's outstanding shares of common stock are owned by 330 Mad. Parent.

           330 Mad. Parent is a Delaware corporation. The address of its principal office is 529 East South Temple, Salt Lake City, Utah 84102. Bellpet is engaged in making investments for its own account. All of 330 Mad. Parent's outstanding shares of common stock are owned by Phlcorp.

           Phlcorp is a Pennsylvania corporation. The address of its principal office is Two Plaza East, Suite 1280, 303 East Kilbourne Avenue, Milwaukee, Wisconsin 53202. Phlcorp is a holding company for subsidiaries primarily engaged in the insurance business. All of Phlcorp's outstanding shares of common stock are owned by Leucadia.

           Leucadia is a New York corporation. The address of its principal office is 315 Park Avenue South, New York, New York 10010. Leucadia is a diverse financial services company principally engaged in personal and commercial lines of property and casualty insurance, banking and lending, manufacturing and real estate activities.

           Approximately 31.5% of the outstanding common shares of Leucadia is beneficially owned (directly and through family members) by Ian M. Cumming,

Chairman of the Board of Directors of Leucadia, and by Joseph S. Steinberg, a director and President of Leucadia (excluding 1.8% of the common shares of Leucadia beneficially owned by two trusts for the benefit of Mr. Steinberg's minor children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg beneficially own approximately .2% and less than .1%, respectively, of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundation.

           The following information with respect to each executive officer and director of the Controlling Entities is set forth in Appendix A to the Schedule 13D previously filed: (i) name, (ii) business address, (iii) principal occupation or employment and (iv) name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Controlling Entities for which such information is set forth above.

           (d) - (f) During the last five years, none of the Controlling Entities and, to their knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Controlling Entities, each of the individuals identified pursuant to Paragraphs (a) through
(c) is a United States citizen.

Item 3.    Source and Amount of Funds or Other Considerations.
           --------------------------------------------------

                     The total amount amount of funds used by BEI to purchase the 81,800 shares of Common Stock acquired by its from the date of Amendment No. 3 to the Schedule 13D to the date of this Amendment No. 4 was approximately $564,642.50 (including brokerage commissions). The purchase price for such shares of Common Stock was derived from BEI's working capital.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

                     (a) - (b) As of January 12, 2000, the Controlling Entities beneficially owned the following shares of Common Stock:

                  (i) Empire is the direct owner of 5,987,401 shares of Common Stock. The 5,987,401 shares represent approximately 84.6% of the 7,078,625 outstanding shares of Common Stock.

                  (ii) By virtue of its ownership of certain of the shares of common stock of Empire, Bellpet is, for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Empire.

                  (iii) BEI is the direct owner of 450,407 shares of Common Stock. The 450,407 shares represent approximately 6.4% of the 7,078,625 outstanding shares of Common Stock. By virtue its ownership of all of the common stock of Bellpet, BEI is for purposes of this
                           Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Bellpet.

                  (iv) By virtue its ownership of all of the outstanding shares of BEI, 330 Mad. Parent is, for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by BEI.

                  (v) By virtue its ownership of all of the outstanding shares of , 330 Mad. Parent, Phlcorp is, for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by 330 Mad. Parent.

                  (vi) By virtue its ownership of all of the outstanding shares of Phlcorp, Leucadia is, for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Phlcorp.

                     (c) On January 11, 2000, BEI purchased 6,900 shares of Common Stock in the open market at $6.6875 per share (including brokerage commissions). On January 12, 2000, BEI purchased 2,700 shares of Common Stock in the open market at $5.9375 per share (including brokerage commissions). Except as set forth in this paragraph (c), none of the Controlling Entities has effected any transactions in shares of Common Stock during the past sixty days.

                     (d) Not applicable.

                     (e) Not applicable.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




           Dated:  January 13, 2000


                                         LEUCADIA NATIONAL CORPORATION

                                         By: /s/ Barbara L. Lowenthal
                                             -------------------------------
                                             Barbara L. Lowenthal
                                             Vice President

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  January 13, 2000

                                                PHLCORP, INC.

                                                By: /s/ Joseph A. Orlando
                                                    ---------------------------
                                                    Joseph A. Orlando
                                                    Vice President

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  January 13, 2000

                                                 330 MAD. PARENT CORP.

                                                 By: /s/ Corrine Maki
                                                     -------------------------
                                                     Corrine Maki
                                                     Vice President

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  January 13, 2000

                                            BALDWIN ENTERPRISES, INC.

                                            By: /s/ Joseph A. Orlando
                                                -----------------------------
                                                Joseph A. Orlando
                                                Vice President

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  January 13, 2000

                                           BELLPET, INC.

                                           By: /s/ Corrine Maki
                                               ----------------------------
                                               Corrine Maki
                                               Vice President

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  January 13, 2000

                                                 EMPIRE INSURANCE COMPANY

                                                 By: /s/ John Petrowski
                                                     ------------------------
                                                     John Petrowski
                                                     Vice President